August 22, 2016

Via EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Hillary Daniels

Dear Madam:

Re:	Valmie Resources, Inc. (the “company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed August 4, 2016
File No. 333-212325

I am the sole officer and director of the company and submit this letter in response to a comment letter issued by the SEC on August 19, 2016. My response is as follows:

General

1.	We note recent publications about your company, including a July 6 press release “Small Cap Sentinel: Safer on the Seas” linked on the investor portion of your website. The press release states that “EMC has been paid $135,000 by Dedicated Emails on behalf of Valmie Resources for various marketing services including this report.” Please advise us of your participation in this report and the nature of any other recent services and reports on your behalf.

Response: At no time has the company, any of its subsidiaries, or any affiliates of the foregoing ever paid a third party in connection with the production or publication of a report such as the one allegedly prepared by Emerging Markets Consulting, LLC (“EMC”) “on behalf” of the company. In addition, neither I nor anyone else involved with the company has ever communicated with EMC, Dedicated Emails, hotstocked.com, Cream Consulting LLC, or any other marketing agency or promoter that may have been responsible for writing and/or distributing recent press releases regarding the company.

To be clear, I did not participate to any extent in the preparation of the report noted above, and the statement that the company was somehow involved with the report or any services connected thereto is a complete and utter lie. Further, I have never paid or authorized the payment of funds by the company to anyone for the provision of marketing services that could be construed, however broadly, to include the publication or circulation of promotional reports.

For your information, the report noted above was only linked through the investor portion of the company’s website because the software the company currently uses to aggregate press releases includes an algorithm associated with the “VMRI” ticker symbol. Please rest assured that I am taking all necessary steps to adjust the software settings in order to filter out this type of publicity going forward.

* * * * *

On behalf of the company, I acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ Gerald B. Hammack
Gerald B. Hammack